INVEST IN **LINXY LIVE**

The Social Connection and Experiences App



linxy.live Charlotte, NC

Highlights

1. Our team is dynamically pieced together and driven to revolutionize in-person interactions.
2. Our unique software generates revenue from businesses, events/host, and community leaders
3. In our first 8 weeks from launch, we hosted 13 events and are powering 9 business locations
4. We have a collection of successful entrepreneurs that support and are expanding the Linxy mission
5. We already have 8 leaders that run Meetup communities, that are transitioning to the Linxy platform
6. Our team culture is attracting talent every day. People sense the team energy and want to join
7. Our team is advancing, designing, and building innovative solutions/products on the weekly.
8. We will be hosting several festival events in 2024, in which we predict spikes of 5K downloads each

Featured Investors



Shivam Patel
Syndicate Lead
Follow
Invested $10,000

“Currently there is not an app for location based networking in real time for real places in society. Linxy is the future of networking. Where you could enter your social profile into the app, then check into a public location and within a milli-second be able to tell how similar you are to the people around you at a certain location. Not only that, but have 30+ topics of interest on the other person by looking at their social profile, to get rid of the awkwardness In society for approaching people. With many security features and premium features for safety and ease of use.”



Other investors include Shivam Patel

Our Team



Joel Puthoff CEO

3x Founder, Author, Inventor, and a human performance coach



Leo Adams Co-Founder, Strategy & Operations

Successful Entrepreneur, Innovator, Investor



Casie LaMaire VP of Marketing & Branding

2x Scaler, Marketing Master



Nelson John Lead Software Engineer

Full Stack Software Engineer Technical and combat sports ninja



Dion Puthoff Head of Product - Cofounder

Creative Force, Lead Designer, Product and Coding

The Linxy Disruption

Linxy was built to revolutionize how people connect at the events, gatherings, and business locations they attend, while also providing businesses and event hosts a profound way to elevate customer/attendee experiences.

After years of seeing this problems at so many events, festivals, coffee shops, and coworking spots, our founder Joel Puthoff set out to provide a solution to this social networking short-coming.

Linxy ushers in a new era of social connection and experience software, utilizing our real-time connection dashboard, providing users with our color connecting system when they check-in (or "Go Live"), at the events and locations they attend.


Linxy
Meeting new people has never been easier
Download on the App Store
GET IT ON Google Play
Web: www.linxy.live


THE PROBLEM
For the Individual:
• Difficulty moving beyond superficial online chats to meaningful in-person interactions.
• A lack of confidence in engaging with new people, amplified by generational reliance on digital



- Hard to form valuable connections at events due to the complexity of meeting new people.

For the Business and Event Host
- Struggle to engage customers beyond traditional and passive methods.
- Difficulty in creating engaging spaces and memorable experiences for customers.
- Challenges in effectively using spaces for revenue generation and customer loyalty.

Sources: **CNN**, **OHS**, **Our World**



THE SOLUTION

Customize Your Interactions
With Linxy's unique color-coded system, find and connect with new people who share your love for hobbies, professional interests, or leisure activities.

Be a Regular at Local Hotspots
Explore local hotspots, find like-minded individuals – Linxy easily turns every location into a chance for connection.

Skip the Small Talk
Use Linxy to discuss topics that matter most to your new connections. Be the person who is able to engage with relevant topics and keep the conversation going.

Drive Increased Foot Traffic
Businesses can use Linxy to drive traffic, improve their customer experiences, and curate their community effectively with Linxy.

Enhanced Event Creation
Event planners and hosts can easily customize attendee interactions and create memorable and unique experiences



Product Highlights

✖ **Color Connection System–Social Linx**
Simplify categorization and matching with a color-based system for shared interests.

✖ **Real-Time Social Navigation**
Quickly locate and interact with nearby users or venues, enhancing interaction quality.

✖ **Event and Location-Based Networking**
Seamlessly connect with attendees at events, enriching experiences through common interests.

✖ **Customizable User Experience**
Customize your profile with specific interests, influencing the platform's community-driven growth.

5



Isolated Online Networking & Entertainment

A market saturated with scrolling and swiping (anti-social) platforms

Company	Revenue	Value
LinkedIn	$14B	$50Bn
Meetup	$28M	$598M
Bizzabo	$22M	$800M
Bumble	$643M	$8B

The Market Opportunity

No app on the market that facilitates customized, in-person interactions, in real time effectively.



In-Person Connection & Event Experiences

A community of users seeking personalized connection experiences at locations they frequent and events they attend.

- Networking & Coworking
- Event Experiences
- Dynamic Connection Interactions
- Painless Event Creation

TAM

SOM > $8Bn



= $75Bn — = TAM
+ $55Bn — + Social Networking
+ $12Bn — + Custom Business Experiences
$8Bn — Location-Based Entertainment

8

Sources: **GrandView**, **Straits**, **Exploding Topics**



Business Model
B2B2C
Linxy Events
* Conferences and large industry events of 200-1000+
* Event customizable features
* Revenue Per $500-$10,000
Linxy Locations
* Partner locations $200/month per location
- 3 hosted events/month
* Advertising in app to drive traffic and experiences
* Access to advanced user analytics
Small Event Host & Local Influencers
* Networking Events / Small Gatherings 10-200 attendees
* Custom Features
* $10-$200 per event or Linxy Gold+ Membership
B2C
Premium User
* Access to customizable experiences
* Event creation features
* Unlock the Community Premium feature
* Preferred access to private events
* Incognito Mode
* Linxy Gold Subscription $10/month or $88/year
Freemium
* Free option for users and event attendees
* User acquisition and virality share features embedded
9

The Business Model Plan and Priority

1. User Acquisition
2. Generate Revenue from businesses and events by driving traffic with the many users on Linxy
3. Become known as the universal Networking App for location-based connecting - premium features for B2C users



Financial Model
B2B2C - Transforming locations into interactive connection spaces
Coffee Shop, Bar, Restaurant
$150 / Month
+ $100 per additional location
Coworking
$150 / Month
+$100 per additional location
Sporting Venue / Market
$750 / Month or $350 per event
Event Host (20 -250 events)
$25 per event or $85 / Month
Large Event (250+)
Single Day: $500 + $3 per attendee
+$250 per day
10

- We offer free trials with Table Tents at hotspots, with an early bird special for $75 for first 6months



Financial Roadmap
13

Linxy	2024	2025	2026	2027
B2B2C Customers	95	425	3,220	7,200
Average Spend	$1650	$2,250	$3,390	$4,850
Premium App Users	1,750	22,000	68,600	185,000
Average Spend	$18	$48	$65	$78
Total Revenue	$188,250	$2,012,250	$15,374,800	$49,350,000

Future projections are not guaranteed

This does not include any revenue from advertising, as we're trying to protect early from in app advertising, but there's also a huge opportunity for advertising in multiple ways, already requested from several businesses.

Investment Spend
Marketing
20%
20%
Team Compensation


Raising
$500k
Seed
10%
Operating Costs
50%
Development
12 Month Runway
12

We are raising up to $750k on Wefunder, but targeting $500k.

We predict $500,000 will take us to Series A in 12 months


Our Team
Joel Puthoff
CEO, Founder
3x Founder
Author
Leo Adams
Co-Founder
Operations & Strategy
Entrepreneur
Nelson John
Lead Software Engineer
Technical Leader
Casie Lemaire
Marketing & Brand
3x Startup Scaler
Dion Puthoff
Head of Product
UX/UI Expert
Design Cast
Morgan Laddin
Megan Cluck
Events & Marketing
Tenille Allen
Eliza Newell
Engineer Energy
Mahdi Mirzadeh
Thomas Spraker
Shreyash Karandikar
Technical Advisors
Dharmesh Patel
Keegan Rice
Strategic Advisors
Debbie Schleicher

We also have 8 Brand Ambassadors/Marketing Interns setup to help us for the summer of 2024

This team was hand-selected to tackle this large disruption undertaking, and we are extremely aligned toward the same mission of connecting 100M users and exiting at $100M+*

The majority of our team lives in Charlotte, NC and we work hybrid, mostly remote. Our Culture is arguably our most powerful attribute and upside. Aligned and well-pieced together for cohesive and execution brilliance.

Future projections are not guaranteed.

Downloads

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